Exhibit (a)(1)(M)

COSAN LIMITED ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

SÃO PAULO, SP, BRAZIL (September 30, 2019) – Cosan Limited (NYSE: CZZ) announced today the final results of its tender offer to purchase its Class A common shares, or the shares, at (i) prices specified by the tendering shareholders of not greater than U.S.$15.50 nor less than U.S.$13.05 per share or (ii) at the purchase price determined in accordance with the tender offer. The tender offer expired at 11:59 p.m., New York City time, on September 25, 2019.

Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer (the “Depositary”), a total of 10,244,806 Class A common shares of Cosan were properly tendered and not properly withdrawn at the final cash purchase price of U.S.$15.50 per share.

Accordingly, Cosan acquired 10,244,806 shares at a purchase price of U.S.$15.50 per share, for a total cost of approximately U.S.$158.8 million, excluding fees and other expenses related to the tender offer. These shares represent 7.55% of the issued and outstanding Class A common shares of Cosan as of September 27, 2018. The Depositary will promptly pay for the Class A common shares accepted for purchase.

After giving effect to the purchase of the Class A common shares, Cosan will have 125,477,259 outstanding Class A common shares.

Cosan funded the share purchases in the tender offer from its cash and investments.

Cosan’s tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated August 28, 2019 and as amended on September 12, 2019 and September 26, 2019.

About Cosan

Cosan Limited (NYSE: CZZ) is an energy and infrastructure conglomerate and, when considered together with our joint venture entities formed with Shell Brazil Holdings B.V. (i.e., Raízen Combustíveis S.A. and Raízen Energia S.A., collectively known as “Raízen”), a Brazilian market reference in fuel distribution, sugar and ethanol production, natural gas distribution and railway-based logistics.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements, including those regarding the tender offer described in this press release. These statements speak only as of the date of this press release and are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the ethanol, sugar and logistics industries; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.